United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

March 2004

Commission File Number 001-15030

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graca Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-                   .)

Ordinary General Shareholders Meeting and Extraordinary General Shareholders Meeting Public Notification, dated March 24, 2004

Proposal to Increase Capital by Capitalization of Reserves for Deliberation at Extraordinary General Shareholders Meeting, dated March 24, 2004

Proposal for the Application of Net Income for the Financial Year Ended December 31, 2003, dated March 24, 2004

This current report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-4 of Vale Overseas Limited, File No. 333-109610; the Registration Statement on Form F-4 of Companhia Vale do Rio Doce, File No. 333-109610-01; the Registration Statement on Form F-3 of Vale Overseas Limited, File No. 333-110867-01; and the Registration Statement on Form F-3 of Companhia Vale do Rio Doce, File No. 333-110867.

ORDINARY GENERAL SHAREHOLDERS MEETING &
EXTRAORDINARY GENERAL SHAREHOLDERS MEETING
PUBLIC NOTIFICATION

The shareholders are hereby invited to attend the General Shareholders Meetings (Ordinary and Extraordinary), on April 28th, 2004, at 4:30 p.m., at 26 Avenida Graça Aranha, 19th floor, Rio de Janeiro, to decide on the following matters included in the Order of the Day:

1 –	ORDINARY GENERAL SHAREHOLDERS MEETING:

a)	appreciation of the managements’ report and analysis, discussion and vote on the financial statements for the fiscal year ending December 31, 2003;

b)	proposal for the destination of the profits of the said fiscal year;

c)	establishment of the total and annual remuneration of the members of the Company’s management; and

d)	election of the members of the Audit Committee and establishment of their remuneration.

2 –	EXTRAORDINARY GENERAL SHAREHOLDERS MEETING:

a)	proposal for the increase of capital, via capitalization of reserves, without issue of shares, and with the consequent alteration of the main section of article 5 of the Company Bylaws.

Those shareholders who intend to be represented by proxy are requested to send the power of attorney 72 (seventy-two) hours prior to the General Shareholders Meetings, so that the legitimacy of the representative may be verified.

Rio de Janeiro, March 24, 2004

Sérgio Ricardo Silva Rosa
Chairman of the Board of Directors

PROPOSAL TO INCREASE CAPITAL BY CAPITALIZATION OF RESERVES FOR
DELIBERATION AT EXTRAORDINARY GENERAL SHAREHOLDERS MEETING

Gentlemen of the Board,

The Executive Board of Companhia Vale do Rio Doce hereby presents to the Board of Directors a proposal for increasing the Company’s share capital through the capitalization of reserves.

Article 199 of Law 6,404 determines that the income reserve balance, except for contingencies and for unearned income, may not exceed the share capital. Upon reaching this limit, the shareholder meeting will deliberate on the investment of the excess in share capital subscription, share capital increase or in the distribution of dividends.

Dividend distribution having been made for the financial year ending December 31, 2003, income reserves exceeded share capital by R$ 909,459,485.60 (nine hundred and nine million, four hundred fifty nine thousand, four hundred and eighty five Brazilian reais and sixty cents).

As a result, the Executive Board proposes the capitalization of part of the expansion / investments reserve of R$ 910,007,495.20 (nine hundred and ten million, seven thousand, four hundred and ninety five Brazilian reais and twenty cents) and the capitalization of tax reserves of R$ 89,992,504.80 (eighty nine million, nine hundred and ninety two thousand, five hundred and four Brazilian reais and eighty cents) amounting to R$ 1,000,000,000.00 (one billion Brazilian reais) without the issue of new shares.

As a consequence, the Company’s share capital of R$ 6,300,000,000.00 (six billion, three hundred million Brazilian reais), after the capitalization of the mentioned reserves, will amount to R$ 7,300,000,000.00 (seven billion, three hundred million Brazilian reais).

With the approval of this capital increase proposal, the caption of article 5 of the Company Bylaws will read as follows:

“Article 5 — The share capital is R$ 7,300,000,000.00 (seven billion, three hundred million Brazilian reais) corresponding to 388,559,056 (three hundred and eighty eight million, five hundred and fifty nine thousand, and fifty six) book shares, being R$ 4,696,524,030.83 (four billion, six hundred and ninety six million, five hundred and twenty four thousand, thirty Brazilian reais and eighty three cents), split into 249,983,143 (two hundred and forty nine million, nine hundred and eighty three thousand, one hundred and forty three) common shares and R$ 2,603,475,969.17 (two billion, six hundred and three million, four hundred and seventy five thousand, nine hundred and sixty nine Brazilian reais and seventeen cents), split into 138,575,913 (one hundred and thirty eight million, five hundred and seventy five thousand, nine hundred and thirteen) preferred class “A” shares, including 01 (one) special class share, all carrying no nominal value.”

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This proposal for the capitalization of reserves, and a corresponding increase in share capital is as follows:

Current social capital	6,300,000,000.00
Capitalization of expansion / investment reserve	910,007,495.20
Capitalization of tax incentive reserve	89,992,504.80

Social capital after capitalization increase	7,300,000,000.00

As previously disclosed, we are hereby submitting this proposal to Board of Directors, according to deliberation by the Executive Board.

Rio de Janeiro, March 24, 2004

Roger Agnelli Chief Executive Officer	Fabio de Oliveira Barbosa Chief Financial Officer

Gabriel Stoliar Executive Director for Planning and Control	Carla Grasso Executive Director for Human Resources and Corporate Services

Armando de Oliveira Santos Neto Executive Director for Ferrous Minerals	Guilherme Rodolfo Laager Executive Director for Logistics

Antonio Miguel Marques Executive Director for Holdings and Business Development	Diego Cristobal Hernández Cabrera Executive Director for Non-Ferrous Minerals

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PROPOSAL FOR THE APPLICATION OF NET INCOME FOR THE FINANCIAL YEAR
ENDED DECEMBER 31, 2003

Gentlemen of the Board,

The Executive Board of Companhia Vale do Rio Doce, bearing in mind article 192 of Law 6,404 (with the new amendment given by Law 10,303) and articles 41 to 44 of the Company Bylaws, hereby presents a proposal to the Board of Directors, for the application of the net income for the financial year ended December 31, 2003.

The net income in the period, as recorded in the Financial Statements, amounted to R$ 4,508,850,162.34 (four billion, five hundred and eight million, eight hundred and fifty thousand, one hundred and sixty two Brazilian reais and thirty four cents), calculated according to the accounting principles set out under Brazilian Corporate Law and the norms and dictates of the Comissão de Valores Mobiliários (CVM — Brazilian securities and Exchange commission) and those of IBRACON – the Institute of Independent Brazilian Auditors (BR Gaap). To the net earnings figure should be added the realization of the unearned income reserve in the amount of R$ 188,140,614.46 (one hundred and eighty eight million, one hundred and forty thousand, six hundred and fourteen Brazilian reais and forty six cents) while the amount of R$ 65,386,000.00 (sixty five million, three hundred and eighty six thousand Brazilian reais) should be deducted to be registered directly under Shareholders’ Equity as an adjustment to previous financial years, as a result of a change in accounting practices, in order to bring the Company to meet the regular international practices in calculating the effects of environmental activities relating to mines after they have been depleted. After these adjustments, the total profit for the financial year 2003 amounted to R$ 4,631,604,776,80 (four billion, six hundred and thirty one million, six hundred and four thousand, seven hundred and seventy six Brazilian reais and eighty cents) for which we propose the following applications:

I -	LEGAL RESERVE

5% (five percent) of the net income should be placed into this reserve, up to a limit of 20% (twenty percent) of the Company’s Share Capital, under the provisions set forth in article 193 of Law 6,404 and article 42 of the Company Bylaws, amounting to R$ 225,442,508.12 (two hundred and twenty five million, four hundred and forty two thousand, five hundred and eight Brazilian reais and twelve cents).

II -	DIVIDENDS / INTEREST ON SHAREHOLDERS’ EQUITY

The compulsory dividend of 25% (twenty five percent), as established in article 202, of Law 6,404 and in article 44 of the Company Bylaws, is determined on the base of the adjusted net profit which for the financial year 2003 amounted to R$ 4,381,555,763.88 (four billion, three hundred and eighty one million, five hundred and fifty five thousand, seven hundred and sixty three Brazilian reais and eighty eight cents). This corresponds to the net earnings in the year of R$ 4.508.850.162,34 (four billion, five hundred and eight million, eight hundred and fifty thousand, one hundred and sixty two Brazilian reais and thirty four cents), deducting the

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constituted legal reserve of R$ 225,442,508.12 (two hundred and twenty five million, four hundred forty two thousand, five hundred and eight Brazilian reais and twelve cents), the tax incentive reserve – ADA of R$ 89,992,504.80 (eighty nine million, nine hundred and ninety two thousand, five hundred and four Brazilian reais and eighty cents) while adding the realization of the unearned income reserve of R$ 188,140,614.46 (one hundred and eighty eight million, one hundred and forty thousand, six hundred and fourteen Brazilian reais and forty six cents). Thus, the minimum dividend of 25% (twenty five percent) adjusted net profit amounts to R$ 1,095,388,940.97 (one billion, ninety five million, three hundred and thirty eight thousand, nine hundred and forty Brazilian reais and ninety seven cents).

Article 5 of the Company Bylaws determines that preferred shares have priority in the receipt of annual dividends at a minimum of 6% (six percent) of the tranche of capital represented by this class of share, or 3% (three percent) of the Shareholder’s Equity of the shares. As at December 31, 2003, the corresponding reference values for the minimum annual dividend are: R$ 134,797,234.30 (one hundred and thirty four million, seven hundred and ninety seven thousand, two hundred and thirty four Brazilian reais and thirty cents), the equivalent of R$ 0.97 (ninety seven cents) per outstanding preferred share; and R$ 161,801,894.21 (one hundred and sixty one million, eight hundred one thousand, eight hundred and ninety four Brazilian reais and twenty one cents) the equivalent of R$ 1.17 (one real and seventeen cents), respectively.

Therefore, bearing in mind the Company’s prerogative to pay interest on shareholder’s equity, based on article 42, of the Company Bylaws, and the Company’s cash situation, the Executive Board proposes the ratification of the approvals given by the Board of Directors on April 15, 2003, August 26, 2003 and October 15, 2003, for the payment of R$ 1,934,551,620.37 (one billion, nine hundred and thirty four million, five hundred and fifty one thousand, six hundred and twenty Brazilian reais and thirty seven cents) or R$ 5.04 (five Brazilian reais and four cents) per outstanding share, paid on April 30, 2003 and October 31, 2003. The Executive Board also proposes the payment of R$ 319,873,460.80 (three hundred nineteen million, eight hundred seventy three thousand four hundred sixty Brazilian reais and eighty cents) as interest on shareholder’s equity. According to article 14, sub paragraph XVI of the Company Bylaws and to article 204 of Law 6,404/76, the Board of Directors may decide about the above said payment at its meeting which will be held on April 14, 2004.

III -	TAX INCENTIVE RESERVE– ADA

The Company benefits from income tax exemption on profits from mineral exploration regulated under article 2, paragraph 2 of Decree Law 1,825/80, which provides tax incentives for the Grande Carajás program, today administrated by the Development Agency for Amazônia — ADA, in article 6, paragraph 6 of Decree Law 756/69, related to tax incentives granted on the Ferro Carajás project.

According to the Company’s books, the value of reduced or exempt income tax in the financial year 2003, is R$ 89,992,504.80 (eighty nine million, nine hundred and ninety two thousand, five hundred and four Brazilian reais and eighty cents).

Under the tax legislation governing this incentive, according to article 545 of Income Tax Regulations (RIR), the tax unpaid as a result of this exemption, cannot be distributed to

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shareholders, and must be placed in a reserve to be used exclusively for capital increases or the absorption of losses.

Thus, although this reserve is neither envisaged under the Company Bylaws, nor by Brazilian Corporate Legislation, the destination of this exempted tax is compulsory in practical terms, under the prevailing tax legislation, as if the reserve is not created it could result in the loss of this tax exemption, with a consequent requirement to pay the tax authorities the amount that would be owing.

As thus explained, we propose to allocate the following amount to this reserve: R$ 89,992,504.80 (eighty nine million, nine hundred and ninety two thousand, five hundred and four Brazilian reais and eighty cents).

IV -	EXPANSION RESERVE / INVESTMENT

Article 43, sub paragraph II of the Company Bylaws, determines the constitution of an investment reserve with the purpose of assuring the maintenance and development of the activities that compose the company’s purpose, up to a limit of 50% (fifty percent) of the adjusted net income, which in 2003 amounts to R$ 2,190,777,881.94 (50% of R$ 4,381,555,763.88), up to a limit of the company’s share capital. Therefore, is proposed that the remaining balance of earnings accumulated in the amount of R$ 2,061,744,682.71 (two billion, sixty one million, seven hundred forty four thousand, six hundred eighty two Brazilian reais and seventy one cents) be destinated to this expansion / investments reserve.

V -	SUMMARY

This proposal outlines the following suggested application for net income arising from the financial year 2003:

ORIGIN		R$
- Net profit for the year		4,508,850,162.34
- Earnings (losses) accumulated
. Realization of unearned income reserve:	188,140,614.46
. Change of practice — Environmental provision:	(65,386,000.00)	122,754,614.46

		4,631,604,776.80

APPLICATIONS
- Legal reserve		225,442,508.12
- Shareholders remuneration (interest on shareholders equity)		2,254,425,081.17
- Tax incentive reserve		89,992,504.80
- Expansion / investment reserve		2,061,744,682.71

		4,631,604,776.80

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As previously disclosed, we submit this proposal to the Board of Directors in accordance with the decision of the Executive Board.

Rio de Janeiro, March 24, 2004

Roger Agnelli Chief Executive Officer	Fabio de Oliveira Barbosa Chief Financial Officer

Gabriel Stoliar Executive Director for Planning and Control	Carla Grasso Executive Director for Human Resources and Corporate Services

Armando de Oliveira Santos Neto Executive Director for Ferrous Minerals	Guilherme Rodolfo Laager Executive Director for Logistics

Antonio Miguel Marques Executive Director for Holdings and Business Development	Diego Cristobal Hernández Cabrera Executive Director for Non-Ferrous Minerals

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

Date: March 25, 2004	By:	/s/ Fabio de Oliveira Barbosa

Fabio de Oliveira Barbosa Chief Financial Officer